
UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
APR 0 3 2006

SEC FILE NUMBER
8- 66450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___11/18/04___ AND ENDING ___12/31/05___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Petra Trading Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

    525 Dunham Road, Suite 5A

(No. and Street)

St. Charles,	Illinois	60174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Ramos   (630) 443-2556

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA

(Name – *if individual, state last, first, middle name*)

220 S. State Street	Chicago,	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 2 6 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Mark Ramos_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Petra Trading Group, LLC_____ , as of ___December 31_____, 20_05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

_____

_____

Sworn and subscribed to me on the
28th day of February, 2006.

_Erica Telo_____
Notary Public

_Mark S. Ramos_____
Signature

__CEO_____
Title

"OFFICIAL SEAL"
ERICA TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2/26/2007

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETRA TRADING GROUP, LLC
(A U.S. Virgin Islands Limited Liability Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2005

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Member
Petra Trading Group, LLC
St. Charles, IL 60174

I have audited the accompanying statement of financial condition of Petra Trading Group, LLC as of December 31, 2005, and the related statements of income (loss), changes in member's capital and cash flows for the initial registration period of November 18, 2004, through December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petra Trading Group, LLC as of December 31, 2005, and the results of its operations and cash flows for the initial registration period of November 18, 2004, through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 28, 2006

<center>

PETRA TRADING GROUP, LLC
(A U.S. Virgin Islands Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

</center>

Cash in bank	$ 24,515
Commissions receivable	334,104
Deposits with broker	30,181
Property and equipment, less accumulated	
depreciation of $846	4,534
Other assets	3,582
Total assets	$ 396,916

<center>

LIABILITIES AND MEMBER'S CAPITAL

</center>

Liabilities

Accounts payable and accrued expenses	$ 344,411
Member's Capital	52,505
Total liabilities and member's capital	$ 396,916

The accompanying notes to the financial statements are an integral part of this statement.

PETRA TRADING GROUP, LLC
(A U.S. Virgin Island Limited Liability Company)
STATEMENT OF INCOME (LOSS)
FOR THE INITIAL REGISTRATION PERIOD OF NOVEMBER 18, 2004
THROUGH DECEMBER 31, 2005

Revenues		
Commissions	$ 2,927,786	
Interest	606	
Total income		$ 2,928,392
Expenses		
Compensation and related expenses	2,705,182	
Occupancy	26,183	
Clearing costs	6,624	
Professional fees	45,462	
Communications	51,164	
Registration & fees	17,312	
Management fee	80,200	
Other operating expenses	31,609	
Total operating expenses		2,963,736
Net income (loss)		$ (35,344)

The accompanying notes to the financial statements are an integral part of this statement.

PETRA TRADING GROUP, LLC
(A U.S. Virgin Islands Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE INITIAL REGISTRATION PERIOD OF NOVEMBER18, 2004
THROUGH DECEMBER 31, 2005

	Member's Capital
Balance November 18, 2004	$ 29,649
Add: Member capital contributions	93,200
Net income (loss) for the initial registration period of November 18, 2004 through December 31, 2005	(35,344)
Less: Member capital withdrawals	(35,000)
Balance December 31, 2005	$ 52,505

The accompanying notes to the financial statements are an integral part of this statement.

PETRA TRADING GROUP, LLC
(U.S. Virgin Islands Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE INITIAL REGISTRATION PERIOD OF NOVEMBER 18, 2004
THROUGH DECEMBER 31, 2005

Cash Flows From (Applied To) Operating Activities

Net income (loss)	$ (35,344)	
Adjustments to reconcile net income to net cash provided by (applied to) operating activities:		
Depreciation expense	846	
Increase (Decrease) in:		
Commission receivable	(334,104)	
Deposits with broker	(30,181)	
Other assets	(1,645)	
Accounts payable and accrued expenses	343,623	
Net cash from (applied to) operating activities		$ (56,805)

Cash Flows From (Applied To Investing Activities

Purchase of property and equipment	(5,380)	
Net cash from (applied to) investing activities		(5,380)

Cash Flows From (Applied To) Financing Activities

Member's capital contributions	93,200	
Member's capital withdrawals	(35,000)	
Net cash from (applied to) financing activities		58,200

Net increase (decrease) in cash and cash equivalents		(3,985)
Beginning Cash, November 18, 2004		28,500
Ending Cash December 31, 2005		$ 24,515

Supplemental Disclosures

Interest paid during the period		$ -0-
Income taxes paid during the period		$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1   ORGANIZATION

Description of the Company

Petra Trading Group, LLC is a U.S. Virgin Islands limited liability company, which was formed on February 11, 2004. The Company became a registered broker/dealer and a member of the National Association of Securities Dealers on November 18, 2004.

The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of retailing equity securities and options on a fully disclosed basis through its clearing firms. The Company does not hold customer funds or safe keep customer securities.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Petra Trading Group, LLC in preparing the accompanying financial statements is set forth below.

Basis of Presentation

Pursuant to a request made by the Company to the Securities and Exchange Commission, the Company requested and was granted an exemption from filing an audit report for the period of November 18, 2004 (the effective registration date) through December 31, 2004. The accompanying financial statements cover the period from November 18, 2004 through December 31, 2005.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalent

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Revenue Recognition

Commission income is earned and recorded on the settlement date of the transaction.

Income Taxes

No provision or credit has been made for Federal income taxes, as the Company's income (loss) is directly allocable for income tax purposes to the individual member.

NOTE 3   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of $44,389 and $22,961 respectively. The net capital rule may effectively restrict payment of cash distributions to the member.

NOTE 4   RELATED PARTY TRANSACTIONS

The Company had previously entered into an agreement with Petra Securities Limited, a broker dealer registered with the Securities Commission of the Bahamas, which was a related entity due to common ownership by the former member, in which management and administrative services were provided to the Company.

During the period of November 18, 2004 through December 31, 2005, the Company paid $80,200 to the related Company for these services. The management agreement has been terminated effective with a change in ownership of the Company.

NOTE 5   SUBSEQUENT EVENT

The Company is currently applying for membership in the National Futures Association (NFA) as a non guaranteed introducing broker. Upon approval, the Company's minimum net capital requirement as described in Note 3 will be increased to $30,000.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Petra Trading Group, LLC	as of 12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ __52,505__ [3480]
2. Deduct ownership equity not allowable for Net Capital .... 19 (_____) [3490]
3. Total ownership equity qualified for Net Capital .... __52,505__ [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ [3520]
   B. Other (deductions) or allowable credits (List) .... _____ [3525]
5. Total capital and allowable subordinated liabilities .... $ __52,505__ [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... 17 $ __8,116__ [3540]
   B. Secured demand note delinquency .... _____ [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ [3600]
   D. Other deductions and/or charges .... _____ [3610] (__8,116__) [3620]
7. Other additions and/or allowable credits (List) .... _____ [3630]
8. Net capital before haircuts on securities positions .... 20 $ __44,389__ [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ _____ [3660]
   B. Subordinated securities borrowings .... _____ [3670]
   C. Trading and investment securities:
      1. Exempted securities .... 18 _____ [3735]
      2. Debt securities .... _____ [3733]
      3. Options .... _____ [3730]
      4. Other securities .... _____ [3734]
   D. Undue Concentration .... _____ [3650]
   E. Other (List) .... _____ [3736] (__-0-__) [3740]

10. Net Capital .... $ __44,389__ [3750]

OMIT PENNIES

There are no material differences between the above computation
and the Company's corresponding unaudited FOCUS Part IIA filing.

See Auditor's Report.

BROKER OR DEALER	Petra Trading Group, LLC	as of __12/31/05__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	22,961	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	22,961	3760
14. Excess net capital (line 10 less 13)	$	21,428	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....₂₂	$	9,948	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	344,411	3790
17. Add:					
A. Drafts for immediate credit ....₂₁ $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited...$		3810			
C. Other unrecorded amounts (List) ....$		3820	$		3830
18. Total aggregate indebtedness			$	344,411	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	776	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits.........	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)....................................₂₃	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)...	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Part IIA filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Petra Trading Group, LLC	as of 12/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | 4550 |

   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained... | 4560 |

   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

      Name of clearing firm $_{30}$ LEK Securities Corporation/Terra Nova Trading LLC [4335]   X | 4570 |

   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
$_{32}$ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
$_{33}$ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
$_{34}$ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
$_{35}$ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ $_{36}$ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

See Auditor's Report.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Member
Petra Trading Group, LLC

In planning and performing my audit of the financial statements of Petra Trading Group, LLC for the initial registration period of November 18, 2004 through December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Petra Trading Group, LLC I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Petra Trading Group, LLC for the initial registration period of November 18, 2004 through December 31, 2005 and this report does not affect my report thereon dated February 28, 2006.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountant

Chicago, Illinois
February 28, 2006